

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 29, 2009

Henry T. Cochran
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People's Republic of China 518057

> **Re: SinoHub, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 14, 2009**
> **File No. 333-154731**

Dear Mr. Cochran:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risks Related to Our Business, page 4

1.   We note your response to prior comment 12. If the lack of contracts with your customers as mentioned on page 33 presents a material risk for your business, please add an appropriate, separately captioned risk factor to your prospectus.

SinoHub SCM Services, page 31

2.   With a view toward clarified disclosure, please tell us the significance of being "non-bonded." Also tell us:

*   the number of "bonded" businesses that have achieved your import status and the number of those companies "focused" on the electronic industry; and
*   whether the companies that are not "focused" on the electronics industry also serve that industry and, if so, the relative size of the business focused on the electronics industry compared to the size of your business.

Summary Compensation Table, page 38

3.   Please expand your response to prior comment 14 to tell us why the Summary Compensation table does not include disclosure required by Regulation S-K Item 402(n)(2)(vi).

Employment Contracts, page 39

4.   Please tell us why your disclosure in response to the last bullet point of prior comment 15 does not address the payments mentioned in the contracts related to medical incapacity.

Certain Relationships and Related Transactions, page 41

5.   We reissue prior comment 20 in part. Please clarify how the amounts paid to the related-party for "facilitating foreign exchange transactions" was determined. When revising your disclosure, please clarify how the "prepayments" and "advances" made by each party facilitated foreign exchange transactions and collecting "customer remittances." Also clarify how you determined the prices of goods that you sold to GenNext; for example, was the price the same as the price to unrelated parties?

6.   Regarding the sixth paragraph of the section numbered 4:

*   Please disclose when you incurred the debt of $1,637,000 owed to GenNext.
*   Please disclose the nature of the transaction in which the debt of $1,637,000 was incurred.
*   Please clarify the relationship, if any, between the advances of $1,300,000 made by GenNext in 2006 with the $1,637,000 owed to GenNext at December 31, 2006.

7.   Please revise the disclosure to clarify how balances owed to GenNext at
        December 31, 2006 and December 31, 2007 changed from $1,637,000 to
        $1,493,000 based on the disclosed advances from GenNext and payments to
        GenNext in 2007.

8.   Please clarify how the balance owed to GenNext at December 31, 2007 changed
        from $1,493,000 to $ 0 at December 31, 2008 based on the disclosed payment of
        $1,600,000 to GenNext in 2008.

9.   Please tell us why this section does not include disclosure regarding exhibits
        10.6.3 and 10.37.

Recent Sales of Unregistered Securities, page II-2

10.   From your response to prior comment 31, it appears that you believe that a
        company could engage in any securities offering with its stockholders without
        registration under the Securities Act. Please provide us your detailed analysis
        supporting your conclusion or tell us more specifically why your offering of the
        shares to odd lot holders was exempt from registration.

11.   It appears that, in response to prior comment 32, you merely deleted disclosure.
        Please revise to state clearly for each transaction required to be disclosed in this
        Item the section of the Securities Act or the rule of the Commission under which
        exemption from registration was claimed and the facts relied upon to make the
        exemption available.

12.   We note the number of outstanding common shares increased from 24,501,989
        shares at December 31, 2008 per page F-4 to 24,580,798 shares at March 31, 2009
        per page 3. Tell us where you have provided the disclosure required by Item 701
        of Regulation S-K for the issuance of shares since December 31, 2008.

Exhibits and Financial Statement Schedules, page II-5

13.   Please file as an exhibit the lock-up agreement mentioned in the last sentence of
        your response to prior comment 34.

14.   We note your response to prior comment 35 regarding exhibit 10.25. Please file
        complete agreements. See Instruction 2 to Item 601 of Regulation S-K.

15.   Given your changes in response to prior comment 36, it appears from your exhibit
        index that you have filed two versions of bylaws. Please revise so your exhibit
        index clearly identifies which exhibit is a complete copy of your current bylaws.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

16.   We note your response to prior comment 39. Please tell us when you intend to file the amended December 31, 2008 Form 10-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief

cc (via fax): Gregory L. White, Esq.
              Mark A. Katzoff, Esq.